USA – 6/30/2011 NSAR Filing exhibit

Item 77c

On April 14, 2011 the Annual Meeting of Shareholders of the Fund was held to elect two Trustees. On February 25, 2011, the record date for the meeting, the Fund had outstanding 182,678,079 shares of common stock. The votes cast at the meeting were as follows:

Proposal to elect three Trustees:

	For	Withheld
John A. Benning	147,235,283.854	15,668,029.570
Richard C. Rantzow	141,468,395.145	21,434,918.279